FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 2, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL APPOINTS GENERAL DIRECTOR AT ITS

SOUTHERN KUZBASS POWER PLANT OAO SUBSIDIARY

Moscow, Russia – September 2, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the appointment of a new General Director at its Southern Kuzbass Power Plant OAO subsidiary.

Sergey A. Panov (40), who previously held executive positions at the Kashirskaya State Regional Power Plant, a branch of the First Power Generating Company on the Wholesale Energy Market JSC (OGK-1), was appointed General Director of Mechel’s Southern Kuzbass Power Plant OAO subsidiary, succeeding Anatoly Chernakov.

From 2005 to 2008, Mr. Panov worked at the Kashirskaya State Regional Power Plant, a branch of OGK-1, as Deputy Chief Engineer for Operations and Chief of Production and Technical Department. From 1992 to 2005, Mr. Panov worked at the Berezovskaya State Regional Power-I OAO, rising from machinist and trackman to Head of Boiler and Turbine Workshop.

Mr. Panov graduated from the Krasnoyarsk Polytechnic Institute with a degree in Heat and Electric Power Stations, and graduated from the Krasnoyarsk State Academy of Architecture and Building with a degree in Corporate Economy and Management.

“We are pleased that an experienced specialist in the heat power industry, such as Sergey Panov, has joined our team. The Southern Kuzbass Power Plant is one of the leading power generating companies in Kuzbass. This is an important asset for Mechel, which is not only a supplier of electric power to Mechel’s subsidiaries in Kuzbass but also a reliable consumer of our steam coal. I am confident that the new management of Southern Kuzbass Power Plant will continue to improve performance and profitability of the energy asset,” Mechel Management OOO Chief Executive Officer Vladimir Polin noted.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our

Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: September 2, 2008